Exhibit 99.1

TSX: JE.

NYSE: JE.

•	FOR IMMEDIATE RELEASE

 PRESS RELEASE

JUST ENERGY GROUP INC.

      TO ANNOUNCE FIRST QUARTER FISCAL 2014 RESULTS

TORONTO, ONTARIO – July 29, 2013 – Just Energy Group Inc. announced today that it will release operating results for fiscal 2014 first quarter on August 8, 2013. The Company will host a conference call and live webcast to review the first quarter results beginning at 8:30 AM eastern daylight time on August 9, 2013 followed by a question and answer period. Executive Chair Rebecca MacDonald; Chief Executive Officer and President Ken Hartwick and Chief Financial Officer Beth Summers will participate on the call.

      Just Energy Conference Call and Webcast

      ● Friday August 9, 2013

      ● 8:30 AM EST

Those who wish to participate in the conference call may do so by dialing 1-855-410-0553 and entering pass code 900278#. The call will also be webcast live over the internet at the following link:

http://event.onlineseminarsolutions.com/r.htm?e=657345&s=1&k=E29A515B84E06147FFF9DD57FFBEB6DB

For those unable to attend an audio tape rebroadcast will be available starting 12:00 noon EST August 9, 2013 until August 16, 2013 at midnight. To access the rebroadcast please dial 1-855-410-0556 and enter the participant code 338887#. The webcast will be available until November 9, 2013.

About Just Energy Group, Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company’s JustGreen® products provide consumers with the ability to reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FOR FURTHER INFORMATION PLEASE CONTACT:

Beth Summers

Chief Financial Officer

Just Energy

(905) 795-4206

BSummers@JustEnergy.com

or

Michael Cummings

Investor Relations

FTI Consulting

(617) 897-1532

Michael.Cummings@FTIConsulting.com